EXHIBIT 12

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The consolidated ratios of fixed charges and preferred stock dividends to earnings for each of the five years indicated below are as follows:

	Year Ended December 31
	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$47,953	$32,713	$27,781	$24,256	$26,924
Plus interest expense	16,383	20,537	13,854	13,222	13,503

Earnings including interest on deposits	64,336	53,250	41,635	37,478	40,427
Less interest on deposits	7,901	6,616	5,559	5,257	5,672

Earnings excluding interest on deposits	$56,435	$46,634	$36,076	$32,221	$34,755

Fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits and capitalized interest	$16,383	$20,537	$13,854	$13,222	$13,503
Less interest on deposits	7,901	6,616	5,559	5,257	5,672

Excluding interest on deposits	$8,482	$13,921	$8,295	$7,965	$7,831

Ratio of earnings to fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits	3.93	2.59	3.01	2.83	2.99
Excluding interest on deposits	6.65	3.35	4.35	4.05	4.44

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